Exhibit 99.1

Quantum eMotion Corp.

ANNUAL INFORMATION FORM

Dated March 26, 2026

FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

GENERAL	1
CURRENCY AND EXCHANGE RATE INFORMATION	1
STATEMENT REGARDING FORWARD LOOKING INFORMATION	1
CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Historical	3
Latest Three-Year History	3
DESCRIPTION OF BUSINESS	9
General	9
Principal Products or Services	9
Research and Development Activities related to Hardware Products and Services	10
Intellectual Property	12
Cycles	13
Economic Dependence	13
Changes to Contracts	13
Environmental Protection	13
Employees	13
Foreign Operations	14
Lending and Grants	14
Bankruptcy and Similar Proceedings	14
Reorganizations	14
Social and Environmental Risks	14
RISK FACTORS	14
General Risks	14
Business and Industry Risks	19
DIVIDENDS	22
DESCRIPTION OF CAPITAL STRUCTURE	22
MARKET FOR SECURITIES	23
Trading Price and Volume	23
Prior Sales	23

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	24
DIRECTORS AND OFFICERS	24
Name, Occupation and Security Holdings	24
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	26
Conflicts of Interest	27
AUDIT COMMITTEE DISCLOSURE	27
PROMOTERS	28
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	29
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	29
AUDITORS, TRANSFER AGENT AND REGISTRAR	29
MATERIAL CONTRACTS	29
INTEREST OF EXPERTS	30
ADDITIONAL INFORMATION	30
APPENDIX “A” – AUDIT COMMITTEE CHARTER	A-1

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

$	Unless otherwise indicated, Canadian dollars
AIF	This Annual Information Form of the Company for the year ended December 31, 2025
BESS	Battery Energy Storage Systems
Board	The board of directors of the Company
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Common Shares	Common shares without par value in the capital of the Company
Company	Quantum eMotion Corp.
Computershare	Computershare Truest Company of Canada
CSR5	CSR5 GLOBAL Inc.
EaaS	Entropy as a Service
ETS	École de technologie supérieure
Governmental Authority

Any (i) international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) subdivision or authority of any of the above, (iii) quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) stock exchange or securities authorities.

Greybox	Greybox Solutions Inc.
IFRS	International Financial Reporting Standards
IoT	Internet of Things
Jmem Tek	Jmem Technology Co., Ltd
Krown	Krown Technologies Inc.
NIST	National Institute of Standards and Technology
NI-51-102	National Instrument 51-102 – Continuous Disclosure Obligations

NYSE American	NYSE American LLC
Person

Any individual, firm, partnership, joint venture, venture capital fund, association, trust, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status.

PINQ²	Platform for Digital and Quantum Innovation
Promoter

A person who:

a)

acting alone or in concert with one or more other persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the Company; or

b)

in connection with the founding, organization or substantial reorganization of the business of the Company, directly or indirectly receives, in consideration of services or property or both, 10% or more of a class of the Company’s own securities or 10% or more of the proceeds from the sale of a class of the Company’s own securities of a particular issue, but does not include a person who:

c)

receives securities or proceeds referred to in paragraph (b) solely

i)

as underwriting commissions, or

ii)

in consideration for property, and

d)

does not otherwise take part in founding, organizing or substantially reorganizing the business

PUF	Physical Unclonable Function
QeM	Quantum eMotion Corp.
QeMA	Quantum eMotion America Inc.
QRNG	Quantum random number generator
Quantum eHealth	Quantum eHealth Technologies Inc.
Regulation 52-110	Regulation 52-110 respecting Audit Committees
SDK	System Development Kit
SEC	Securities and Exchange Commission
SKV	SKV Technology Inc.
SOCPRA	Société de Commercialisations des Produits de la recherche appliquée SOCPRA Sciences et Génie S.E.C.

v

Stock Option Plan	The stock option equity incentive plan of the Company dated December 15, 2020, the date on which this plan was approved by the Board, as amended on February 1, 2021, April 22, 2021, and May 16, 2025.
TSXV	TSX Venture Exchange
U.S. Exchange Act	U.S. Securities Exchange Act of 1934
U.S. GAAP	United States Generally Accepted Accounting Principles
VGE	Vertical Growth Equity Inc.

GENERAL

Unless otherwise noted herein, information in this AIF is presented as at December 31, 2025.

In this annual information form, a reference to the “Company”, “QeM”, “we”, “us”, “our” and similar words refer to Quantum eMotion Corp., its subsidiaries and affiliates, or any one of them, as the context requires.

CURRENCY AND EXCHANGE RATE INFORMATION

In this AIF, otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to “dollars”, “$” or “C$” are to Canadian dollars, all references to “US$” are to United States dollars.

On December 31, 2025, the daily exchange rate as quoted by the Bank of Canada was US$1.00 = C$1.369

STATEMENT REGARDING FORWARD LOOKING INFORMATION

This AIF contains forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements include, but are not limited to, statements relating to the Company’s strategy and action plan, its intellectual property, research and development activities, and financial reporting that reflect management’s current expectations, estimates, projections or assumptions about future events or results.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words and phrases such as “will”, “may”, “is expected to”, “expectations”, “anticipates”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In making these forward-looking statements, the Company has made certain assumptions, including:

●	the performance of the Company’s business and operations;
●	the intention to grow the Company’s business and operations;
●	the introduction and continued offering of services and product features;
●	the market for the Company’s products and services and competitive conditions; the Company’s pricing and revenue models;
●	the future liquidity and financial capacity;
●	the treatment of the Company and its subsidiaries under government regulatory and taxation regimes;
●	the Company’s intellectual property;
●	the Company’s ability to operate in certain markets;
●	the Company’s ability to meet current and future obligations;
●	the Company’s ability to obtain services in a timely manner or at all;
●	the Company’s ability to obtain financing on acceptable terms or at all;
●	the Company’s targeted business milestones and related timelines and costs; and
●	expectations of the blockchain, quantum computing and cryptocurrency markets and associated regulations.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, without limitation: the Company’s ability to secure future financing (including through the exercise of outstanding stock options and warrants); the risk that ongoing or future research and development may not result in the timely achievement of additional patents; risks inherent in the high-technology industry; and the timing of market readiness and adoption of quantum solutions. These and other risks and uncertainties are described in this AIF and in the Company’s management and discussion analysis and other continuous disclosure documents filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made and, except as required by applicable securities laws, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Ontario) on July 19, 2007, and continued under the Canada Business Corporations Act on August 28, 2012. The Company’s name was changed to Active Growth Capital Inc. on October 26, 2007. The Company then changed its name to Quantum Numbers Corp. on December 1, 2016, and then changed its name to Quantum eMotion Corp. (QeM) on May 27, 2021.

The corporate office, principal address and records office of the Company are located at 2300 Alfred Nobel, Montreal, Québec, H4S 2A4.

On June 28, 2024, the Company established a wholly owned subsidiary, Quantum eHealth Technologies Inc. (“Quantum eHealth”) located at the same address.

On April 10, 2025, the Company established a wholly owned subsidiary, Quantum eMotion America Inc. (“QeMA”), incorporated under the laws of the State of California, USA. QeMA’s principal address is 5270 California Avenue, Irvine, California 92617, USA.

Intercorporate Relationships

The corporate organization chart below sets out the intercorporate relationships among the Company and its material subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Historical

On August 3, 2016, the Company entered into an intellectual assignment with Societé de Commercialisations des Produits de la recherche appliquée SOCPRA Sciences et Génie S.E.C. (“SOCPRA”). Until the expiry of the last patent rights, which is expected in May 2035, the Company will pay to SOCPRA a royalty of 5% calculated on the net sales price of products sold by the Company. The Company may buy back the royalties in the future at terms and conditions to be agreed upon by both parties.

Latest Three-Year History

Technology

Our primary objective is to make our cryptographic solutions technology accessible as rapidly as possible to potential clients and partners, secure its effectiveness and ensure that the intellectual property is well protected. In order to stay focused on this objective, we are working closely with our partners to maximize the potential and security of our technology.

On June 1, 2023, the Company announced the introduction of Entropy as a Service (“EaaS”) through their QxEAAS system, enhancing data security. EaaS offers on-demand randomness, vital for cryptography. Using a new quantum random number generator (“QRNG”), which employs quantum electron tunneling, truly unpredictable random numbers are generated. This system reinforces QeM’s Sentry-Q cryptography platform against cyberattacks. EaaS distributes secure keys and strings with patented quantum-based entropy sources. Rigorous tests, like the National Institute of Standards and Technology (“NIST”) Statistical Test Suite, validate the quality of generated entropy. The integration of EaaS and QeM’s cryptography library, with NIST-approved quantum-safe primitives, ensures cutting-edge security for data communication and authentication.

On January 16, 2024, QeM announced the beta release of its AI-Powered Automation System, named QodeAI, a new development tool, designed to accelerate the deployment of QeM’s main products and accelerate the deployment and adoption among customers and partners.

On February 21, 2024, QeM announced a breakthrough in developing its first QRNG on a chip, a significant advancement in quantum communication technology. This development compactly integrates QRNG into a single chip, potentially less than 1 cm², altering quantum-based security designs. This innovation allows the sale of design cores, enabling integrated circuits vendors like Texas Instruments, Intel, and IBM to embed QRNG functionality directly into their products, expanding the reach and impact of quantum security technologies.

On March 18, 2024, QeM announced a strategic partnership with the Platform for Digital and Quantum Innovation (“PINQ²”), an non-profit organization established by the Ministry of Economy, Innovation and Energy of Québec and Université de Sherbrooke. This collaboration aims to enhance the resilience of QeM’s security platform against advanced threats, including simulated quantum computer attacks using IBM’s Qiskit platform. PINQ², the exclusive operator of Canada’s first 127-qubit IBM Quantum System One at IBM Bromont, will work with QeM to rigorously test and evaluate their Kyber algorithm and QRNG. This project will assess the security system’s performance under simulated adversarial conditions, focusing on identifying strengths, weaknesses, and vulnerabilities, and ensuring alignment with strategic goals. The partnership leverages simulation tools like Qiskit to execute quantum attack simulations, thoroughly testing the security solution’s robustness.

On March 28, 2024, QeM announced that the project Quantum random number generation for highly secure cryptography applications will receive a $1.2 million grant from the Alliance Quantum program, managed by the Natural Sciences and Engineering Research Council of Canada. Led by École des technologies supérieures (“ETS”) in partnership with QeM, the project under Professor Ghyslain Gagnon, with co-grantee Prof. K. Zhang and contributors like Prof. B. Reulet from Université de Sherbrooke, focuses on developing scalable QRNG technologies. These innovations aim to bolster secure communications, integrate into Internet of Things (“IoT”) devices, and enhance security in DeFi ecosystems. The collaboration seeks to address challenges in QRNG commercialization, focusing on reducing energy consumption while leveraging quantum tunneling encryption for top-tier security. The total amount of the grant awarded to ÉTS was $1.2 million, of which QeM is to contribute to ÉTS, $115,000 per year for four years starting in March 2024.

On July 3, 2024, QeM announced the development of an advanced hardware wallet technology tailored for the cryptocurrency industry. This solution offers a low footprint and competitive cost, incorporating its QRNG and intelligent key generation scheme selection technologies into new commercial applications. QeM’s new hardware wallet technology aims to enhance the efficiency and cost-effectiveness of hierarchical deterministic wallets. Traditional hierarchical deterministic wallets require separate hardware devices for generating parent (master) and child keys. However, the innovative approach developed by QeM reuses the same hardware components for both tasks, significantly reducing costs, circuit complexity, and footprint. This method of resetting and reusing hardware devices allows for efficient and repeated key generation. Additionally, the master private key can be regenerated by resetting the memory systems and using a new quantum random number, ensuring high robust security.

On July 11, 2024, QeM announced that it has obtained the prestigious ISO/IEC 27001:2022 certification, a significant milestone underscoring QeM’s commitment to information security and operational excellence. ISO 27001 cybersecurity certification is one of the most widely recognized, rigorous, and internationally accepted information security standards. The scope of this certification encompasses QeM’s security management of applications and systems for its quantum-based cybersecurity software and hardware solutions, including cryptographic solutions. With this milestone, QeM is well-positioned to expand its presence in industries where trust and data protection are paramount, including finance, healthcare, blockchain, and government networks.

On January 22, 2025, QeM announced results for its quantum-based hardware wallet, designed to revolutionize security in blockchain and cryptocurrency transactions. Recent studies highlight that this innovative solution reduces the risk of monetary loss by up to 98% compared to conventional hierarchical deterministic (HD) wallets. Announced in July 2024, the wallet leverages QeM’s proprietary QRNG technology and an intelligent key generation scheme, ensuring optimal performance for commercial blockchain applications. It provides a cost-effective and compact solution by reusing hardware components for generating both parent and child keys, thus reducing costs and complexity.

On May 26, 2025, QeM announced the successful completion and validation of its first-generation QRNG chip design. The 65-nm CMOS finalized design has been submitted for fabrication to Taiwan Semiconductor Manufacturing Company (TSMC), a leading global semiconductor foundry. The chip integrates critical components such as an ultra-low-noise wideband amplifier and a high-precision analog-to-digital converter, both successfully prototyped and validated by academic teams at ÉTS and the Institut Quantique at Université de Sherbrooke. This significant milestone permits QeM to target the global QRNG chip market, which was valued at approximately USD 150 million in 2024 and is projected to reach USD 2 billion by 2033, registering a compound annual growth rate of 34.5% from 2026 to 2033. (“Global Quantum Random Number Generator (QRNG) Chip Market Size, Share, Trends & Forecast 2026-2034” published March 2025 and available at https://www.verifiedmarketreports.com/product/quantum-random-number-generator-qrng-chip-market/.)

On June 26, 2025, QeM announced that the benchmarking project, conducted in collaboration with PINQ², utilized IBM’s Qiskit quantum computing framework to simulate Grover’s algorithm—a quantum search algorithm known for its theoretical ability to speed up brute-force attacks on symmetric encryption schemes. The analysis focused on evaluating the relative complexity of attacking symmetric encryption algorithms when enhanced with entropy from QeM’s proprietary QRNG.

On July 2, 2025, Krown Technologies Inc. (“Krown”), in collaboration with QeM announced that significant progress had been made in the development of two quantum-secure cryptocurrency wallets: the Qastle Quantum Hot Wallet and the Excalibur Quantum Cold Wallet. These advancements mark a pivotal step in safeguarding digital assets against the emerging threats of quantum computing.

On September 22, 2025, QeM along with its partner Krown announced the successful completion of the Qastle Quantum-Safe Hot Wallet. This milestone represents a major step in securing cryptocurrencies and digital assets against both today’s advanced cyber threats and the looming risks of quantum computing.

On September 29, 2025, QeM announced a strategic alliance with Jmem Technology Co., Ltd (“Jmem Tek”), a Taiwanese IC design company, to co-develop a quantum resilient system-on-chip. The unique platform generated by this alliance is to integrate three essential layers of protection into a single system-on-chip: QeM’s QRNG; Jmem Tek’s Physical Unclonable Function (“PUF”); and NIST-aligned Post-Quantum Cryptography Module.

On October 6, 2025, QeM announced the signature of a contract with Lightship Security Inc. to conduct FIPS 140-3 validation of its Quantum Crypto Module, a key milestone toward NIST certification.

On October 14, 2025, QeM announced a joint agreement with Energy Plug Technologies Corp. and Malahat Battery Technology Corp. to develop and commercialize quantum-secured energy storage and defense systems for critical infrastructure. This partnership integrates QeM’s patented technologies with Energy Plug and MBT’s advanced Battery Energy Storage Systems (“BESS”) and Energy Management Platforms (EMS/PMS) to deliver cyber-resilient, quantum-safe power systems capable of protecting national and industrial energy assets from emerging cyber and post-quantum threats.

On October 23, 2025, QeM along with Energy Plug Technologies Corp. and SEETEL New Energy Co. Ltd. announced a strategic alliance to co-develop and commercialize a 261-kilowatt-hour (kWh) fully integrated AC plug-and-play BESS engineered for Arctic and high-resilience environments worldwide.

On November 26, 2025, QeM and Exascale Labs Inc. announced a multi-year initiative to integrate quantum-grade cryptographic technology directly into large-scale AI compute infrastructure. The partnership brings together Exascale’s full-stack GPU platform with QeM’s QRNG hybrid technology including cryptographic modules making it a secure environment for high-density AI workloads.

On December 2, 2025, QeM announced that in conjunction with Aegis Critical Energy Defence Corp. and in partnership with Malahat Battery Technologies Corp., SEETEL New Energy Co., Ltd. of Taiwan, have developed the rugged 10-ft Tough Bhoy™ fully integrated energy storage system. The unit provides resilient, secure power for harsh climates, remote communities, military operations, and critical infrastructure. The system is further reinforced with quantum-secured cybersecurity through QeM’s Canadian-developed platform, protecting against advanced and future threats.

On December 15, 2025, QeM announced its integration into Kirq, a quantum communication testbed developed by Numana. The collaboration supports QeM’s ongoing research, testing, and validation of quantum-safe cybersecurity technologies within a collaborative testing environment. The Kirq testbed provides an infrastructure for participating organizations to evaluate quantum and cybersecurity technologies in applied settings. Through its participation, QeM will be able to integrate and evaluate its patented QRNG technology alongside other contributors within the Kirq environment.

On December 29, 2025, QeM announced a rare convergence of independent audit validation, quantum-attack performance testing, and formal certification progress, underscoring the real-world security performance of its patented quantum entropy technology. The publication of a perfect 100/100 security audit score and 5-Star Confidence Rating achieved by Krown Network and KrownDEX, stringent third-party security assessments, where used entropy is produced by QeM’s QRNG2 engine.

On March 17, 2026, QeM announced that it is receiving advisory services and funding of up to $600,000 from the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP) to support a research and development project focused on quantum-secure semiconductor technology in collaboration with Jmem Tek.

Business Development

On January 25, 2023, Quantum announced the launch of Sentry-Q, its Quantum-safe messenger platform, designed for the secure communication of large and complex messages, including entire database structures. It has the potential to perform as a cloud-based solution or as a physical hardware device. The platform is versatile and flexible enough to be used in a multitude of applications, as a whole or in part.

On January 10, 2024, QeM launched Quantum eHealth, a subsidiary focused on healthcare applications for its advanced cybersecurity technology. By spinning off its digital healthcare cybersecurity activities into this new entity, QeM aims to capitalize on the growing digital healthcare security market. Quantum eHealth holds an exclusive license to use QeM’s intellectual property in the healthcare sector. Meanwhile, QeM continues developing and marketing various iterations of its QRNG across other sectors, including financial services, blockchain, military, information technology and others.

On February 4, 2023, the Company entered into a commercial and technical agreement with Greybox Solutions Inc. (“Greybox”). As part of the agreement, a third party will award a contract to the Company for the development of Sentry-Q technology. Moreover, the Company will receive royalties on all sales completed by the third party in which the Company’s technology will be used.

On August 22, 2023, QeM announced that the innovative Digital Therapeutics (DTx) platform developed by Greybox had been selected to be implemented in the Quebec healthcare system. Greybox was chosen on the base of its ability to meet technical and cybersecurity requirements, showcasing their tailored patient-focused solutions.

On April 8, 2024, CSR5 GLOBAL Inc. (“CSR5”) and QeM announced a landmark partnership aimed at redefining the landscape of cybersecurity. This strategic alliance positions QeM as the exclusive provider of post-quantum cryptography and cloud-based security solutions to CSR5, marking a significant leap forward in our shared commitment to reducing risk through enhanced response, resilience, and recovery capabilities. Through this partnership, QeM’s technology will become a cornerstone of CSR5’s comprehensive security solutions, designed to tackle the challenges of today’s digital age head-on.

On December 16, 2024, QeM and Krown, an innovator in Blockchain, FinTech, and Artificial Intelligence infrastructure, a leader in classical and quantum cybersecurity solutions, announced a strategic alliance. This partnership, formalized through a Memorandum of Understanding (MOU), represents a significant milestone in advancing security, functionality, and efficiency within the blockchain ecosystem.

On December 23, 2024, QeM announced a milestone in the commercialization of its cloud-based Sentry-Q platform, designed to address critical, unmet cybersecurity challenges in modern telemedicine and digital healthcare. QeM’s partner, GreyBox entered a strategic commercial alliance with Becton Dickinson, a global company in the medical device and diagnostics industry with over $20 billion in annual sales. This partnership centers on advancing remote patient monitoring to improve the quality of life for patients with chronic diseases while empowering clinicians to monitor multiple patients efficiently. The initiative will launch in Canada, expand to the USA, and will potentially scale to global markets.

On December 30, 2024, QeM announced that its technology fully meets the latest U.S. healthcare cybersecurity recommendations. Its Sentry-Q platform harnesses the power of pure EaaS, generated by its advanced QRNG2 technology, seamlessly integrated with classical and post-quantum cryptography (PQC). This robust approach ensures the secure transmission of sensitive healthcare data, providing real-time protection and safeguarding confidentiality against both current and emerging quantum threats.

On February 20, 2025, Krown officially unveiled Excalibur, the world’s first quantum-secured crypto cold wallet, powered by QeM’s QRNG technology. This next-generation hardware wallet redefines digital asset security by integrating true quantum randomness that would make it the most secure crypto wallet ever developed. After months of collaboration and meticulous development planning, Excalibur is designed to safeguard digital assets against even the most advanced cyber threats, including those posed by quantum computing. With its sleek, compact form—no larger than a thumb drive, Excalibur delivers unbreakable cryptographic security to crypto holders worldwide. As part of this partnership, Krown has secured a five-year, non-exclusive global license to integrate QeM’s proprietary QRNG technology into blockchain applications. Both companies will collaborate on the commercialization of Excalibur, operating under a revenue-sharing business model that aligns their mutual commitment to advancing secure digital asset storage.

On April 8, 2025, QeM announced the official launch of its U.S. subsidiary, QeMA, headquartered in Irvine, California. This strategic expansion marks a significant milestone in QeM’s international growth, designed to accelerate sales, forge new partnerships, and drive business development across the U.S. cybersecurity sector. California was selected for QeM’s first American office due to its vibrant technology ecosystem, access to top-tier talent, strategic global connectivity, and strong support for innovative enterprises. Irvine, in particular, offers proximity to major defense, enterprise, and academic hubs, positioning QeMA for sustained growth and market leadership.

On June 18, 2025, QeM announced that its partner Greybox begun to deploy its secure digital health platform, TakeCareTM, across leading rehabilitation centers in Quebec.

On June 30, 2025, QeM announced the conversion of $350,000 in an intangible asset into equity and an additional investment of $350,000 in Greybox, strengthening its position as the second-largest shareholder in that company. This strategic investment, made at an attractive valuation, reflects QeM’s strong confidence in Greybox’s rapid growth trajectory and unique position in the fast-evolving Remote Care Management and Digital Therapeutics (DTx) sector. Greybox’s recent launch of the secure TakeCareTM platform across Quebec leading rehabilitation centers has led to strategic commercial wins, positioning the company as a rising leader in digital health with a scalable, value-based model across Canada and beyond.

On July 28, 2025, QeM announced it had entered into a strategic partnership with Kold King’s Group Inc. to promote, integrate, and commercialize QeM’s Sentry-Q™ quantum cybersecurity platform across critical infrastructure and security-conscious sectors throughout the Philippines.

On September 9, 2025, QeM announced an investment in Krown of US $400,000 through a convertible debenture. QeM has the right to convert the debenture into equity which would represent a significant stake in Krown. The rationale is to strengthen the strategic collaboration between the Parties, particularly regarding the booming blockchain and crypto markets.

On October 8, 2025, QeM and its partner Krown announced the global release of Qastle, the world’s first quantum-secured hot wallet designed for everyday use. Following extensive development and successful final testing, Qastle will officially launch on November 1st, 2025.

On October 29, 2025, QeM announced that it’s partner, Energy Plug Technologies Inc. has secured a pre-order for 20 units of its next-generation 261-kilowatt-hour (kWh) Battery Energy Storage System (ESS). This new system is being co-developed by QeM, SEETEL New Energy and Malahat Battery Technologies. Energy Plug’s 261 kWh ESS is engineered to operate seamlessly alongside diesel generators, creating a hybrid configuration that delivers superior efficiency, reliability, and environmental performance for industries requiring dependable off-grid power.

On November 3, 2025, QeM and its Partner, Krown, announced the global launch of Qastle, the world’s first quantum-secured hot wallet to leverage Quantum Entropy-as-a-Service and Post-Quantum Cryptography to safeguard digital assets against emerging cyber and quantum-based threats. Qastle is now live and available to users worldwide.

On December 18, 2025, Greybox announced the official launch of its first reimbursed chronic care and remote patient monitoring (RPM/CCM) services for senior living in the United States, in partnership with QeM and Vigilant Care Monitoring LLC. The initiative includes the opening of Greybox’s U.S. operations and offices via the collaboration with QeM in Irvine, California, positioning the company at the center of one of the most dynamic senior care, medical device and digital health ecosystems in North America.

On January 22, 2026, QeM announced that it has filed a Form 40-F Registration Statement with the United States Securities and Exchange Commission (the “SEC”), in connection with its application to list its Common Shares on the NYSE American LLC (“NYSE American”). The Company’s Common Shares commenced trading on the NYSE American on February 24, 2026, under the symbol “QNC”. The uplisting to the NYSE American marked a significant advancement in the Company’s strategy to expand its shareholder base and increase its U.S. capital markets exposure.

On February 27, 2026, QeM entered into an agreement to acquire key technology assets through the acquisition of 100% of the issued and outstanding shares of SKV Technology Inc. (“SKV”), a California-based cybersecurity company. The assets include the SecureKey™ platform developed and commercialized by Jet Lab Technologies Inc. and held by SKV.

On March 6, 2026, QeM announced a security milestone for the Krown blockchain ecosystem as 45 billion KROWN tokens—valued at approximately $67.5 million—are now protected within vesting infrastructure supported by quantum-secure cryptographic technology.

On March 17, 2026, QeM announced that it is receiving advisory services and funding of up to $600,000 from the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP) to support a research and development project focused on quantum-secure semiconductor technology in collaboration with Jmem Tek.

Financing

On March 20, 2024, the Company completed a non-brokered private placement, issuing a total of 15,000,000 units at a price of $0.05 per unit for gross proceeds of $750,000. Each unit wass comprised of one common share and one warrant of the Company. Each warrant entitled its holder to acquire one common share of the Company at a price of $0.15 for a period of 12 months following the closing of the private placement. The net proceeds were used as working capital to continue its R&D development.

On November 15, 2024, the Company completed a non-brokered private placement, issuing a total of 7,500,000 units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit was comprised of one common share and one warrant. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.20 for a period of 24 months following the closing of the private placement. The net proceeds were used as working capital to further continue its R&D development.

On February 24, 2025, the Company completed a brokered financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit was comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years. The net proceeds are being used to accelerate the pace of R&D efforts; hire staff for commercialization initiatives; be opportunistic in securing value-adding collaboration agreements; and for general working capital needs.

On June 2, 2025, the Company completed a brokered financing, issuing a total of 8,000,000 units at a price of $1.50 per unit for gross proceeds of $12,000,000. Each unit was comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.82 for a period of 3 years. The net proceeds are being used to further accelerate R&D through hiring more staff and further expand our current R&D programs; significantly increase our promotional budgets to establish the QeM brand in the U.S. and elsewhere which is expected to accelerate the transition to commercialization; to be opportunistic in our search for collaboration partners and/or seek out M&A opportunities; and for general working capital purposes.

DESCRIPTION OF BUSINESS

General

The Company’s vision is to become a world leader in Traditional & Quantum safe Cryptography, with a special focus on SME challenges. QeM is pioneering next generation solutions relying on Quantum-based technologies: QRNG & Quantum-safe Encryption. QRNGs are genuinely disruptive devices that exploit the built-in unpredictability of quantum mechanics. Their purpose is to create pure randomness (unpredictability) which is an essential cornerstone of cybersecurity. Much of the technology surrounding QRNG QeM was developed from the research of Professor Bertrand Reulet, one of the foremost quantum physicists, at the Université de Sherbrooke. His pioneering work in quantum noise and electron tunneling, phenomena where particles can unpredictably pass through barriers, sparked a breakthrough: the ability to generate true, unpredictable randomness at unprecedented speeds. This is particularly important with the impending reality of quantum computers which are now on the horizon.

QeM’s research and development programs have resulted in a strong patent portfolio which is described in this AIF. The Company will continue to invest in R&D to build additional patentable products in the future. QeM is also active to ensure it complies with all regulatory requirements and successfully obtained the prestigious ISO/IEC 27001:2022 certification. In 2025, QeM initiated steps to conduct FIPS 140-3 validation of its Quantum Crypto Module, a key milestone toward NIST certification.

The Company intends to continue to invest and build its business internally as well as through investments in promising companies and products as it has with Greybox and Krown. The Company’s target markets include cybersecurity, Internet of Things, datacenters, Blockchain, and cryptocurrencies and cover the following industries: healthcare, medical device and pharma, manufacturing, finance and government, and military.

QeM generated its first revenues from its partnerships with Greybox and Krown, receiving royalties as the partners-initiated sales late in the reporting year. QeM has ramped up commercial activity and intends to focus on commercialization in the upcoming year with revenues expected through royalties and potentially direct sales.

Principal Products or Services

QeM has two principal areas of focus: hardware and software. Currently, QeM has commercially ready software products, while its hardware products are in various stages of being developed. An exception is our entropy generator, that is deployed in the sense of it being used to generate entropy, which is distributed to customers over the internet.

Research and Development Activities related to Software Products and Services

Research and Development directed towards software products takes many forms including:

a)	Broadening the Scope of Application as well as Ease of Adoption of the System Development Kit (“SDK”)
b)	Specialized applications – which in 2024 included Blockchain and AI assisted development
c)	Work on post-quantum cryptography, which includes FIPS 203, 204 and 205 realizations.

Specifically:

FIPS 203 covers secure exchange of keys

FIPS 204 covers signing data with quantum resistant algorithms

FIPS 205 is an alternative scheme to FIPS 204

Research and Development Activities related to Hardware Products and Services

Following proof-of-concept work done in 2023, QeM was engaged in two main areas:

a)	Creating prototypes of high sensitivity, high frequency analog integrated circuits targeted to amplification of very low analog signals containing entropy information in the presence of noise sources.
b)

Creating prototypes of high frequency mixed signal integrated circuits, targeted to the processing of analog signals, transforming these into signals suitable for cryptography. Such mixed signal circuitry involves both pdf shaping and interfaces to external system and includes self-test and interfaces to external digital controllers.

c)	Research into new types of quantum tunneling devices – their miniaturization as well as their resistance to external (environmental) disturbances – including those found in space applications.

Software Products

QeM has two principal software products, namely an Entropy distribution system, able to distribute Entropy as a Service (dubbed EAAS) and an SDK, designed to enable the efficient creation of highly secure digital communications. The Company began research in 2025 on developing two additional products i) CMOS to research miniaturization of circuits; and ii) Blockchain to create novel cryptocurrency Wallet architectures.

QeM’s Quantum Random Number Generator (QRNG)

QeM’s QRNG, able to generate high frequency entropy, whose underlying technology uses the Quantum Tunneling Effect. The QRNG uses patented technology and high frequency circuits to create Entropy of extreme high quality, reliability and at hereto unprecedented speed.

This is a device that produces truly random numbers using the fundamental principles of quantum mechanics. Unlike conventional pseudo-random generators that rely on algorithms and can be predicted or reproduced, QeM’s QRNG harnesses the inherent randomness of quantum phenomena—specifically the behavior of photons—to generate pure, unpredictable entropy.

The QRNG operates in real time, delivering high-speed, verifiable randomness ideal for applications in cryptography, secure communications, financial systems, and defense technologies. It can be deployed as a standalone hardware module or integrated into cloud and embedded systems through APIs, ensuring flexibility and scalability. By providing a reliable quantum source of entropy, QeM’s QRNG guarantees the integrity of encryption keys, authentication processes, and data protection mechanisms. It forms the foundation of QeM’s Entropy-as-a-Service platform, securing the digital world with quantum-grade randomness and uncompromising trust.

QeM’s System Development Kit (SDK)

The SDK contains an extensive library of functions, encompassing Symmetric and Asymmetric cryptography, the so-called quantum-safe key management (distribution) as well as a wide variety of helper primitives encompassing hashing, packaging, memory management and much more. This library of functions is constantly being enhanced to broaden the agility and ease of adoption of the SDK, thereby reducing the specialized knowledge necessary to apply it.

QeM’s SDK provides developers and system integrators with a powerful, flexible interface to access and utilize quantum-grade randomness within their applications. Designed to work seamlessly with QeM’s QRNG and EaaS platform, the SDK allows easy integration of true quantum entropy into cryptographic, IoT, fintech, and enterprise security systems.

The SDK supports multiple programming languages and operating environments, making it ideal for both cloud-based and on-premises deployments. Through simple APIs, developers can generate quantum-secure random numbers, initialize encryption keys, seed pseudo-random generators, and enhance security protocols with minimal effort.

QeM’s SDK emphasizes performance, security, and compliance. It includes built-in entropy validation, ensuring that data derived from quantum sources meets the highest statistical standards of unpredictability. Moreover, the SDK provides robust documentation, sample code, and test tools, enabling rapid integration and prototyping.

The Company continued research and development into the SDK in 2025, by extending its application scope and specifically in the areas of self-test and self-health monitoring, since the company expects that these areas will become very important in 2026 and beyond and to continue to embed quantum entropy directly into software workflows, allowing the SDK to help bridge the gap between cutting-edge quantum physics and real-world cybersecurity needs.

QeM’s Entropy-as-a-Service (EaaS) System

EAAS is a cybersecurity technology that provides organizations with access to true, quantum-generated randomness — the foundation of all secure cryptography. Unlike traditional pseudo-random number generators that rely on deterministic algorithms, QeM’s EaaS harnesses the inherent unpredictability of quantum mechanics to produce genuine entropy, ensuring the strongest possible cryptographic keys and data protection

Delivered as a cloud-based or on-premises service, EaaS integrates seamlessly into existing IT infrastructures, enabling secure key generation, encryption, authentication, and digital signing across diverse applications. By offloading the complexity of entropy generation to a dedicated quantum source, QeM empowers enterprises, government institutions, and IoT ecosystems to eliminate one of the most common vulnerabilities in cybersecurity — weak randomness.

QeM’s EaaS platform is built for scalability and compliance, offering API-based integration for developers and system architects. It ensures that every cryptographic operation starts with truly unpredictable input, dramatically reducing exposure to attacks such as key prediction, data breaches, and compromised communications.

In an era of increasing quantum threats, QeM’s EaaS represents a future-proof solution for securing digital infrastructure. It combines the precision of quantum physics with the flexibility of modern cloud delivery, making next-generation entropy accessible to any organization. Whether used to enhance enterprise encryption systems, strengthen blockchain protocols, or secure edge devices, QeM’s Entropy-as-a-Service establishes a new gold standard in randomness generation and cryptographic trust.

During the past year the Company focused on reliability aspects. This meant enhancing resiliency in the case of various failures including power supply or corruption of the data center servers. In 2026 it is expected that the Company will also be creating extensions to its EAAS product palette, responding to needs stemming from more flexible authorization mechanisms as well as online monitoring.

CMOS & Blockchain

In 2025 QeM worked with ÉTS in two main projects area: CMOS and Blockchain.

The CMOS work is related to miniaturize the current discrete QRNG system into a single CMOS chip, reducing PCB complexity and enabling integration with secure chips such as PUF and cryptographic processors. The plan includes three milestones: 1) Amplifier design, completed and tested, identified as the most critical component, 2) ADC and DAC design, completed, fabricated, and tested, 3) Full chip integration combining all components into a single CMOS IC. Current focus is on stabilizing the amplifier and validating integrated system performance for commercial readiness.

The Blockchain work is to integrate and validate QRNG-generated entropy with commercial applications such as blockchain cold wallets, secure key generation, and federated learning. Aim to enhance security using true hardware randomness. The plan is to define and prioritize use cases, develop APIs and integration interfaces, prototype implementations, validate security and performance. Key use cases include defense against backdoor attacks in federated learning, QRNG-based differential privacy for federated learning, decentralized randomness beacon, and MEV mitigation using VRF-seeded fair transaction ordering.

It is expected that the volume of this work will be greatly increased in 2026, 2027 timeframe, as the cooperation with Jmem Tek and an NRC funded project are intensified.

Intellectual Property

The Company protects its intellectual property through various strategies, including non-disclosure agreements and applying for patents, when appropriate. Currently, the Company has the following patents and patent applications.

Status of patents

First Patent Family:

Method for generating random numbers and associated random number generator

The 1st generation technology is the revolutionary technology which is at the origin of QeM. Several patents protect the exclusivity of this technology. In particular, two patents were obtained in the United States to fully cover the technology, and patents were also obtained in Australia, Brazil, Canada, China, Germany, Spain, Finland, France, Great Britain, Italy, India, South Korea, the Netherlands, Russia, Sweden and Thailand. QeM mandated a law firm to perform a very exhaustive novelty verification, including independent professional patent searches in three different jurisdictions, which provides an extraordinary level of confidence in the strength of these patents

Country	Status
United States	Two patents were granted in the United States, including a first one granted on August 7, 2018, and a second granted on October 8, 2019.
European Patent Office	EPO granted the patent on February 19, 2020. The European Patent has been validated in several countries: Germany, Spain, Finland, France, Great-Britain, Italy, Sweden and the Netherlands.
Australia, Brazil, Canada, China, India, Republic of Korea, Russia, Thailand	Patent granted

Second Patent Family:

Method and system for generating a random bit sample

The 2nd generation technology has a particular synergy with the 1st generation technology. Indeed, in practical applications, electronic elements such as amplifiers may impart classical noise into the quantum signal, which may make the signal not truly quantum, and thus not truly random. The 2nd generation technology provides means of extracting a purely random quantum signal as a quantum number source independently of the presence of classical noise. Several patents protect the exclusivity of this technology. In particular, two patents were obtained in the United States to fully cover the technology, and patents were also obtained in Australia, Germany, Spain, Finland, France, Great Britain, Indonesia, Italy, Japan, the Netherlands, Russia, Canada, China, India, South Korea and Sweden, and the patent application remains pending in Brazil and Thailand.

Country	Status
European Patent Office	EPO granted the patent on October 23, 2019. The European Patent has been validated in Germany, Spain, United Kingdom, Finland, France, Italy, Sweden and the Netherlands.
United States	Two patents were granted.
Brazil, Thailand	Patent pending
Australia, Russia, Indonesia, Canada, China, India, Japan, South Korea	Granted

Third Patent Family:

System and Method for Generating a Random Number, and circuit for communicating an analog random signal

3rd generation technology harnesses the commercial availability and low costs of consumer electronics, such as audio processing hardware in particular, in quantum number generation, further democratizing the availability of truly random numbers.

Country	Status
United States	Patent pending

Cycles

QeM does not expect the development of its proprietary hardware and software to be subject to cyclical or seasonal forces.

Economic Dependence

QeM celebrated its first revenues in the past year based on royalties from its partners’ sales and will be dependent on the partners’ success to increase revenues over the next few years. However, by virtue of its strong balance sheet, QeM will be able to ramp up its spending on both R&D and commercial activities to generate additional opportunities that may provide additional revenues including direct sales in the near future.

The Company’s primary focus continues to lie in research and development and to build a strong commercial company, including a strong presence in the U.S. The Company does not currently hold any franchise, license, or other agreements pertaining to the use of patents, formulas, trade secrets, processes, or trade names that are indispensable to its operations.

Changes to Contracts

It is not expected that the business of the Company will be affected by the renegotiation or termination of contracts or sub-contracts in the current period.

Environmental Protection

In the current financial year and for the foreseeable future years, the Company anticipates no significant financial or operational effects stemming from environmental protection requirements. As QeM’s primary focus will continue to be on the development of hardware and software solutions, its operations are not expected to be subject to substantial environmental compliance obligations. The Company will remain vigilant to ensure that it complies with all environmental laws that affect its operations.

Employees

As of QeM’s most recent financial year end, it has a total of 13 employees or equivalent.

Foreign Operations

QeM established a subsidiary, QeMA, in California on April 10, 2025. In addition, the Company engages consultants in Canada, Taiwan and the Philippines.

Lending and Grants

The Company does not have any dedicated investment policies or investment restrictions.

Bankruptcy and Similar Proceedings

There has been no bankruptcy, receivership, or similar proceedings initiated against the Company within the three most recently completed financial years.

Reorganizations

QeM has not undergone any reorganization in its last three years.

Social and Environmental Risks

The Company does not have any social or environmental policies.

RISK FACTORS

Readers should carefully consider all such risks, which include but are not limited to the following:

General Risks

Operational Reliance on Third-Party Providers and Partners

The Company relies upon independent third-party services providers. The Company’s operations could be interrupted or impaired if these third-party service providers or partners experience operational or other systems difficulties or failures, terminate their services, or fail to comply with regulations. Replacing vendors or addressing other issues with the Company’s third-party service providers or partners could entail significant delays, expense, and disruption of service. As a result, if the third-party service providers or partners experience difficulties, are subject to cybersecurity breaches, or terminate their services and the Company is unable to replace them with other service providers in a timely manner, the Company’s operations could be interrupted. If an interruption were to continue for a significant period, the Company’s business, financial condition, and results of operations could be adversely affected.

Competition

The Company will compete with other post-quantum cryptography and technology businesses, including other businesses focused on applying post-quantum cryptography to blockchain. Because its industry is evolving and characterized by technological change, it is difficult for the Company to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. The Company faces increased competition from companies with strong positions in certain markets the Company intends to serve and in new markets and regions it may enter. Many of the Company’s competitors may have significantly more financial and other resources than the Company currently possesses and may spend significant amounts of resources to gain market share. The Company cannot assure investors that it will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on the Company’s business, financial condition or results of operations. Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than the Company can, or devote greater resources to the development, promotion and sale of products than the Company can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of the Company’s prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on the Company’s business, financial condition or results of operations. The Company’s competitors may also establish or strengthen co-operative relationships with systems integrators, third-party consulting firms or other parties with whom the Company has relationships, thereby limiting its ability to promote its products.

If the Company is not able to differentiate its business from those of our competitors, drive value for customers or effectively align its financial and operations resources with its goals and objectives, it may not be able to compete effectively against its competitors. If the Company fails to compete effectively against its competitors, its business and profitability may be adversely affected.

Unexpected Market Disruptions

The Company may incur major losses in the event of disrupted markets and other extraordinary events in which market behavior diverges significantly from historically recognized patterns. The risk of loss in such events may be compounded by the fact that, in disrupted markets, many positions may become illiquid, making it difficult or impossible to close out positions against which markets are moving. Market disruptions caused by unexpected political, military and terrorist events, or other factors, may from time to time cause dramatic losses for QeM.

Limited Operating History

QeM has a limited history of operations and is in the early stage of development of its current product line. As such, QeM could be subject to many risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenue. There is no assurance that QeM will achieve its operating goals. There is no assurance that QeM will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations. There can be no assurance that QeM will be able to earn material revenue or that any of its activities will generate positive cash flow.

Future Capital Requirements and Uncertainty of Additional Funding

The Company may require funding through debt or equity offering for its ongoing and future activities. There can be no assurance that QeM will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain additional financing could cause QeM to reduce or terminate its operations.

If additional funds are raised through further issuances of equity or securities convertible into equity, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of other QeM securityholders. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for QeM to obtain additional capital and to pursue business opportunities.

Litigation

QeM may be subject to litigation arising out of, or related to, its operations including defending its intellectual property rights. Damages claimed under such litigation may be material, and the outcome of such litigation may materially impact QeM’s operations and the value of its Common Shares. While QeM expects to assess the merits of any lawsuits and defend such lawsuits accordingly, it may be required to incur significant expense or devote significant financial and human resources to such defenses. In addition, the adverse publicity surrounding such claims may have a material adverse effect on QeM’s operations and its Common Shares.

Dependence on Key Personnel

The success of QeM will, in part, be dependent upon the skill, judgment, industry relationships and expertise of the Board and management. The loss of a director or key management personnel may materially and adversely affect the business of QeM. There can be no assurance that these individuals will continue to be employed by, or remain involved with, QeM for a particular period of time.

The Company will rely on a limited number of key employees, consultants, and members of senior management and there is no guarantee that QeM will be able to retain such key employees, consultants and senior management. The loss of one or more of such key employees, consultants or members of senior management, if not replaced, could have a material adverse effect on QeM’s business, financial condition and prospects.

Ability to Generate Profits

There can be no assurance that QeM will generate net profits in future periods. Further, there can be no assurance that QeM will be cash flow positive in future periods. If QeM fails to achieve profitability in future periods, the value of its Common Shares may decline. In addition, if QeM is unable to achieve or maintain positive cash flows, QeM would be required to seek additional funding, which may not be available on favourable terms, if at all. This risk is a factor which indicates a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

Compliance and Risk Management Programs

The Company’s ability to comply with applicable laws and rules will be largely dependent on the establishment and maintenance of compliance, review, and reporting systems, as well as the ability to attract and retain qualified compliance and other risk-management personnel, as needed. The Company cannot provide any assurance that its compliance policies and procedures will be effective or that it will be successful in monitoring or evaluating its risks. If there is any alleged non-compliance with applicable laws or regulations, The Company could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits for damages, restitution or other remedies, which could be significant. Any of these outcomes, individually or together, may materially and adversely affect QeM’s reputation, financial condition and valuation, and the value of its Common Shares.

Market Risk for Securities

There can be no assurance that an active trading market for QeM’s shares will be sustained. The market price for the Company’s Common Shares may be subject to wide fluctuations. Factors such as government regulation, price fluctuations, share price movements of peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of QeM’s securities. The stock market has on occasion experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies. Market forces may render it difficult or impossible for QeM to secure investors to purchase its securities at a price which will not lead to severe dilution to existing shareholders, or at all. In addition, shareholders may realize less than the original amount invested in dispositions of their Common Shares during periods of such market price decline.

Foreign Exchange Risk

The Company is a Canadian company, and most of its expenses and fundraising is done in Canadian dollars, but does purchase products and services in other currencies, particularly the US dollar. As a result, the Company is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar. A decline in the U.S. dollar could result in a decrease in the real value of the Company’s revenues and adversely impact financial performance.

Investment Risk

There is no assurance that QeM will achieve its investment objective. An investment may not earn any positive return and may result in the loss of some, or all of the capital invested.

Management of Growth

The Company has recently raised additional capital and expects to hire additional personnel. This growth would result in increased responsibility for QeM’s existing management, which will need to implement and improve its operational, financial and management information systems. There can be no assurance that QeM will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support QeM’s operations.

Tax

No assurance can be given that new taxation rules will not be enacted, or existing rules will not be applied in a manner which could result in QeM being subject to additional taxation or which could otherwise have a material adverse effect on QeM’s results from operations and financial condition.

Dividends

QeM does not currently have plans to pay regular dividends on its Common Shares. Any declaration and payment of future dividends to holders of Common Shares will be at the sole discretion of QeM’s Board and will depend on many factors, including the financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations of QeM that the QeM Board deems relevant. Shareholders of QeM may not receive funds without selling their Common Shares.

Impact of Worldwide Geopolitical, Economic and Trade Conditions

Our performance is subject to worldwide economic conditions and global events, including trade, geopolitical, economic, social and environmental risks that may impact our operations. The current deterioration in general economic conditions and trade relationships, the current labour shortages and the rates of unemployment, persistent or increased inflation, supply chain or manufacturing disruptions, prospects of a recession and increased or volatile interest rates, may individually and/or collectively adversely affect customer spending and customer debt levels, and as a result, adversely affect our financial performance. Economic and geopolitical uncertainties, including Russia’s invasion of Ukraine, geopolitical tensions and war in the Middle East, and any new pandemic, may further amplify such risks. These geopolitical and macroeconomic risks are generally outside of our control and could impact our business, financial condition, or results of operations.

We are in the technology business and our products and services may be sold to customers globally. As such, we may be exposed to broader macroeconomic risks, including more specifically the ongoing rise in threatened and imposed tariffs, as well as threatened and imposed retaliatory tariffs and surtaxes between countries we operate in. While our products are currently exempt from tariffs, the imposition of tariffs or taxes or other levies targeting directly or indirectly technology or any of our products, and any future escalation in trade barriers more generally, may adversely impact our business and financial condition, increase the cost of our operations and reduce our competitive pricing as a result of cost pass-throughs. These factors may also reduce customer spending, delay project decisions or impact market demand generally.

Foreign Private Issuer Status

As a foreign private issuer, as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the U.S., to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a

U.S. domestic issuer would file with the SEC, including quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In relying on NYSE American rules that permit a foreign private issuer to follow the corporate governance practices of its home country, QeM is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between our corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers. As a result, the corporate governance standards applicable to us may be considerably different from the standards applied to U.S. domestic issuers and could provide less protection to shareholders than they would have under the NYSE American rules applicable to U.S. domestic issuers.

Further, as a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions, and our principal shareholders are exempt from the reporting provisions, contained in Section 16 of the U.S. Exchange Act. QeM is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in our securities on the basis of the information.

Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and we voluntarily comply with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors.

Additionally, as permitted under the U.S. Exchange Act for foreign private issuers, we present our financial statements pursuant to International Financial Reporting Standards (“IFRS”), instead of pursuant to accounting principles generally accepted by the U.S. (“U.S. GAAP”) required of U.S. domestic issuers. There are, and there may in the future be, certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those U.S. domestic issuers that prepare financial statements under U.S. GAAP.

Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic issuers. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

We may take advantage of these exemptions under U.S. securities laws available to foreign private issuers until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held of record by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or the majority of our directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the U.S. or (iii) our business is administered principally in the U.S. If we lose our foreign private issuer status, we would have to comply with U.S. federal proxy rules and other requirements, our officers and directors would become subject to the short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act and principal shareholders would become subject to the reporting and short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE American rules as well as our ability under the Exchange Act to present our financial statements pursuant to IFRS instead of pursuant to U.S. GAAP.

Finally, on June 4, 2025, the SEC issued a concept release seeking public comment on whether to amend the current eligibility criteria for foreign private issuer status under the U.S. securities laws to better balance investor protection and capital formation. While no rule changes have been proposed yet, any future amendments could impact our eligibility to qualify as a foreign private issuer.

Enforceability of Civil Liabilities Against our Directors and Officers

QeM is governed by the Canada Business Corporations Act with our principal place of business in Canada. Most of our directors and officers reside in Canada or elsewhere outside the U.S. The majority of our assets and all or a substantial portion of the assets of these directors and officers may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon QeM or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. Similarly, some of QeM’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons.

Internal Controls over Financial Reporting

Our disclosure controls and procedures and internal controls over financial reporting may fail to prevent certain material errors and fraud. A control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to these inherent limitations, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.

Any failure of our internal controls could have an adverse effect on our results of operations, harm our reputation and limit our ability to produce timely and accurate financial statements or comply with applicable regulations, causing investors to lose confidence in our reported financial information. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations.

Business and Industry Risks

Reliance on Internally & Externally Built Software, Data and Intellectual Property

QeM’s business is dependent on internal and externally developed software, data, and intellectual property. Its operations may be severely and adversely affected by the malfunction of such technology.

Failure to protect the Company’s intellectual property could harm its ability to compete effectively. The Company is highly dependent on its ability to protect its proprietary technology. The Company intends to rely on a combination of copyright, trademark and trade secret laws, as well as non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. The Company intends to protect its rights vigorously. However, there can be no assurance that these measures will, in all cases, be successful. Enforcement of the Company’s intellectual property rights may be difficult, particularly in some nations outside of North America in which the Company may seek to market its products. While U.S. and Canadian copyright laws, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of Canada or of the United States. The absence of internationally harmonized intellectual property laws makes it more difficult to ensure consistent protection of the Company’s proprietary rights. Software piracy has been, and is expected to be, a persistent problem for the software industry, and piracy of the Company’s products represents a loss of revenue to the Company. Despite the precautions the Company may take, unauthorized third parties, including its competitors, may be able to: (i) copy certain portions of its products; or (ii) reverse engineer or obtain and use information that the Company regards as proprietary. Also, the Company’s competitors could independently develop technologies that are perceived to be substantially equivalent or superior to the Company’s technologies. The Company’s competitive position may be materially adversely affected by its possible inability to effectively protect its intellectual property.

Third parties may challenge, invalidate, circumvent, infringe, or misappropriate our intellectual property rights, and such rights may be lost or no longer sufficient to permit us to take advantage of current market trends or to otherwise provide competitive advantages, which could result in costly redesign efforts or other competitive harm. Also, the Company’s competitors could independently develop technologies that are perceived to be substantially equivalent or superior to the Company’s technologies. The Company’s competitive position may be materially adversely affected by its possible inability to effectively protect its intellectual property. Moreover, third parties may infringe, misappropriate, or otherwise violate intellectual property rights owned or licensed by us and we may assert claims against such third parties to enforce, or determine the scope and enforceability of, our intellectual property rights, which could result in lengthy litigation or other proceedings and could cause a diversion of resources and may not prove successful. Such third parties could also counterclaim that any intellectual property rights we assert are invalid or unenforceable and if such counterclaims are successful, we could lose valuable intellectual property rights.

We also rely on trade secrets and proprietary know-how to protect our technology and their development and commercialization and rely in part on confidentiality agreements with partners, employees, independent contractors and consultants. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets. Moreover, these agreements may be breached, and we may not have or be able to enforce adequate remedies for any such breach. There is also no guarantee that these agreements or other precautions will provide sufficient protection against any unauthorized access, use or misuse, misappropriation, counterfeiting, cloning, reverse engineering, or disclosure of any of our trade secrets, proprietary know-how and any other information or technology. Trade secrets can be difficult to protect and some courts inside and outside of Canada and the US are unwilling or less willing to protect trade secrets as compared to other forms of intellectual property. Defending against unauthorized access, use or misuse, misappropriation, counterfeiting, cloning, reverse engineering or disclosure of our technology, trade secrets, proprietary know-how and other intellectual property rights and technology may result in lengthy and expensive litigation or other proceedings with uncertain outcomes and cause significant disruption to our business and operations. If we are unable to obtain, maintain, protect, or effectively enforce our intellectual property rights, it could impact the development and commercialization of our products and use cases and have a material adverse effect on our business, financial condition, or results of operations.

Claims by Others that QeM has Infringed their Proprietary Technology

Our success depends, in part, on our ability to develop and commercialize our technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products or technologies are infringing, misappropriating, or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation, or violation. Third parties may have obtained the issuance, or may eventually obtain the issuance of, patents or other intellectual property rights that could be infringed by our products or technology. Any of these third parties could make a claim of infringement against us with respect to our technology. We may also be subject to claims by third parties for breach of copyright, trademark, trade secrets or other intellectual property rights. When any such claims are asserted against us or against any customer of ours that seeks indemnification from our part, we may seek to license the third-party’s intellectual property rights, which could be expensive. We may be unable to obtain the necessary licenses on satisfactory terms, if at all. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims. Even if we believe that intellectual property-related claims are without merit, defending against such claims is time-consuming and expensive, and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected technologies, enter into costly monetary settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from operating certain of our technologies or operating our business as presently conducted. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations.

We may also face an increasing risk of becoming subject to third-party claims and/or suits alleging the infringement, misappropriation, or violation of proprietary rights, in particular patent rights. This increase may be due to a combination of factors, among which the improvement of our product as well as the fact that we do not currently hold a large patent portfolio, which may create overlaps with existing technologies. It may also be due to the increase of specific patent holders, referred to as non-practicing entities, whose principal business is to purchase intellectual property assets and make infringement claims to alleged infringers. Although we are not aware that our proprietary technology has been patented by a third-party, some patents that may cover part of the processes used to develop our technology may have been issued to third-parties. Therefore, we could receive a claim alleging that our product infringes or violates intellectual property rights and subsequently incur substantial costs in enforcing our rights. We could also be involved in a claim and/or litigation for which we are required to provide indemnification. In such instances, we might be required to enter into a license agreement involving the right to use the technology at a significant cost or cease the use, selling and/or incorporation of the technology into our own product. We might also be required to provide substantial payments for indemnification of our customers, legal fees, settlement or other costs or damages. It could negatively affect our business, our brand, our financial condition, divert the attention of management and delay product and/or services enhancements.

We may be subject to adverse publicity or reputational harm, even if claims against us are later shown to be unfounded or unsubstantiated. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our Common Shares. The award of damages, including material royalty payments, or the entry of an injunction against the operation of some or all of our technologies, or our entry into any license or settlement agreement in connection with such claims could affect our ability to compete with third parties and have a material adverse effect on our business, financial condition, and results of operations

Regulatory Risks.

Due to their global nature, blockchain-related technologies and encryption-related technologies are subject to regulatory fragmentation due to different treatment depending on jurisdiction. Certain governments have categorized certain blockchain technologies as illegal, while others have embraced their utility and have approved them for trade. Ongoing and/or future regulatory actions may have a substantial impact on QeM’s business operations.

The activities of the Company may be subject to regulation by governmental authorities. Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company. The effect of future regulatory change could materially and adversely affect the Company.

Insurance

QeM intends to insure its operations in accordance with technology industry practice. However, given the novelty of digital assets and associated businesses, such insurance may not be available, may be uneconomical for QeM, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on QeM.

Cybersecurity Risks

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users). A cyber incident that affects QeM might cause disruptions and adversely affect its business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

Given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. This is accentuated by the increasing geopolitical stressors. In addition, the digital transformation, and the adoption of emerging technologies, such as AI, deep fakes, quantum threats, use of automated techniques by adversaries and the increasing use of frontier cyber offensive techniques, call for continued focus and investment to manage our risks effectively.

DIVIDENDS

The Company has not declared or paid any cash dividends on its securities to date. The Company currently intends to retain any future earnings to fund the development and growth of its business and/or to pay down debt and do not currently anticipate paying dividends on Common Shares. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on many factors, including, among others, the Company’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares, of which there are 219,369,670 issued and outstanding as of the date of this AIF. Each Common Share entitles the holder thereof to one vote per Common Share at meetings of the shareholders of the Company, to receive dividends if, as and when declared by the board of directors of the Company and to receive pro rata the remaining property and assets of the Company upon its dissolution or winding-up. Shareholders have no pre-emptive rights, subscription or conversion rights.

All Common Shares are of the same class with equal rights and privileges. Common Shares are not subject to future calls of assessments. The Corporation may issue additional Common Shares and options therefore from time to time on terms and conditions acceptable to the directors.

MARKET FOR SECURITIES

Trading Price and Volume

As of the date of this AIF, the Common Shares are listed and posted for trading on (i) the TSX Venture Exchange (“TSXV”) under the symbol “QNC”; (ii) the NYSE American under the symbol “QNC”; and (iii) the Frankfurt Stock Exchange under the symbol “34Q0”.

The following table sets forth the reported closing high and low prices and the aggregate volume of trading of Common Shares on the TSXV for each month of the most recently completed financial year:

Date	High	Low	Average Daily Volume
January 2025	2.49	0.64	4,453,602
February 2025	1.16	0.42	3,893,734
March 2025	0.78	0.54	1,694,916
April 2025	0.64	0.49	636,972
May 2025	2.05	0.51	3,177,300
June 2025	1.96	1.20	2,657,759
July 2025	1.85	1.22	1,083,433
August 2025	1.35	0.96	943,339
September 2025	1.63	1.09	1,110,711
October 2025	5.11	1.42	4,260,993
November 2025	4.41	2.20	2,158,644
December 2025	5.38	2.70	2,372,557

Prior Sales

The following table sets forth the details regarding all issuances of the Company’s securities that are outstanding but not listed or quoted on the marketplace, including issuances of all securities convertible or exchangeable into Common Shares, during the most recently completed financial year:

Date of Issuance	Security	Number of Securities Issued	Exercise Price Per Security ($)
February 12, 2025	Stock Options	300,000	0.58
February 18, 2025	Stock Options	700,000	0.44
February 24, 2025	Broker Warrants	666,666	0.88
February 24, 2025	Warrants	13,333,333	1.10
March 20, 2025	Stock Options	3,820,000	0.69
June 2, 2025	Broker Warrants	320,000	1.66

Date of Issuance	Security	Number of Securities Issued	Exercise Price Per Security ($)
June 2, 2025	Warrants	8,000,000	1.82
June 26, 2025	Stock Options	1,050,000	1.78
September 3, 2025	Stock Options	100,000	1.14
September 25, 2025	Stock Options	375,000	1.56
October 6, 2025	Stock Options	300,000	1.57
November 10, 2025	Stock Options	100,000	3.50
November 25, 2025	Stock Options	3,000,000	2.89
December 18, 2025	Stock Options	200,000	4.02

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL

RESTRICTIONS ON TRANSFER

The Company does not have any Common Shares that are subject to escrow or contractual restrictions.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out, as of the date of this AIF, the names of the directors and executive officers of the Company, the province or state, and country of residence of each such director and officer, their respective positions and offices held with the Company and their principal occupations during the last five years. The term of office of each of the directors expires at the next annual general meeting of shareholders or until their successor is elected or appointed.

Name, Province and Country of Residence and Position Held	Date Elected or Appointed	Principal Occupations During Last Five Years
Francis Bellido(1)(2) Quebec, Canada President & Chief Executive Officer and Director	December, 2020	Aurakle Research Capital; CEO of Quantum eMotion Corp;
Edward Lawrence Moore(3) Quebec, Canada Chief Technical Officer and Director	January, 2021	President and CEO of Baystream Corporation and CTO of QeM
Tullio Panarello(1)(3) Quebec, Canada Director	February, 2022	VP and General Manager, Smiths Interconnect
David Wayne Teeple(1)(2) Ontario, Canada Director	February, 2022	Cybersecurity advisor, Phirelight

Name, Province and Country of Residence and Position Held	Date Elected or Appointed	Principal Occupations During Last Five Years
John Young(2) California, United States of America Chief Operating Officer of Quantum eMotion America Inc. and Director	June, 2024	Cybersecurity Expert, IBM Cloud Division, Los Angeles, CA, and Candle Corp
Marc Rousseau Quebec, Canada Chief Financial Officer	January, 2021	President, LVR Capital Inc.
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee

As of the date of this AIF, all directors and executive officers of QeM, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 7,261,638 Common Shares, representing 3.31% of all outstanding Common Shares.

Biographies

Francis Bellido – Chief Executive Officer and Director. Dr. Bellido has over 36 years of international experience in Cybersecurity, Healthcare and Financial industries. He was the CEO of SoundBite Medical from 2018 to 2020 after serving as CFO from 2015 to 2018. From 2007 to 2014, he held several top executive positions in large, medium-sized and start-up companies. From 1999 to 2006, he managed a $300M life science investment fund (SGF-Santé) and contributed to the success of major companies such as Cryocath, IDI-GeneOhm, Draxis, Medicago, Atrium and Axcan Pharma. He also occupied several executive positions with Eli Lilly in the United States and Europe, including Strategic Asset Director, Global Business Unit Manager and Head of Regulatory Affairs. In addition to his corporate roles, he was Director of the Chair of Management in Bioindustry at the University of Quebec in Montreal, where he held the position of Invited Professor at the School of Management for 15 years. Dr. Bellido has served as Board Member and Director in more than 20 private and public companies. He currently sits on the boards of Diagnos (ADK.V), Magneceuticals (USA) and RegenLab (CH). He is also a former board member of DSM Biologics Company Inc., one of the world’s leading biopharmaceutical CMOs. He holds an MBA, an MSc in Pharmaceutical Sciences and a PhD in Sciences from the University of Geneva, Switzerland. He has also published over 40 original manuscripts and communications in peer-reviewed scientific journals.

Edward Larry Moore – Chief Technology Officer and Director. Dr. Moore brings relevant business knowledge and a significant network, developed during his 40-year tenure in the software, semiconductor and cybersecurity industries. Early in his career, Dr. Moore founded ANACAD, which developed software technology for integrated circuit (IC) design. ANACAD’s products were adopted globally for their application in IC design and utilized by major corporations such as Daimler, Toshiba, and SGS Thomson. The company was eventually sold to Mentor Graphics. Dr. Moore is currently President of Baystream, a company specializing in process automation and cloud-based solutions. Recently, Baystream developed automation solutions to deploy security-hardened systems to the Cloud that are focused on availability and compliance, strengthening its process automation offering and its key position in the market.

Tullio Panarello – Director. Mr. Panarello has served in several senior leadership roles over the past 25 years in many high-tech companies across the telecom, military, semiconductor, space, and sensor industries. His technical and market knowledge extends to the fields of lasers, optics, semiconductors, and quantum-based technologies. He is currently Vice President and General Manager at Smiths Interconnect in Montreal, Quebec,

which acquired ReflexPhotonics, the company where he served as Executive President. Earlier in his career, he worked as Business Development Manager for PerkinElmer Canada before co-founding PyroPhotonics Lasers Inc., a company specializing in pulsed laser technology for material processing applications. He became CEO of PyroPhotonics until its sale to Electro Scientific Industries (ESI), where he later served as Divisional General Manager for the Laser Business Division.

David Wayne Teeple – Director. Mr. Teeple brings relevant technical and business knowledge and a significant network, which he developed during his 30-year tenure in telecommunications, information technology/management (IT or IM), and information security systems. During his years in the Canadian Military, as a Communications & Electronics Program/Project Management Officer, and in the Information Technology industry, he acquired experience in a wide variety of executive positions. He was the founder and CEO of Phirelight Security Solutions Inc., which was acquired in December 2018 by a large international company offering space and security engineering services and technologies. He is currently one of their Cybersecurity Advisors. He holds a degree in computer science from the University of Ottawa.

John Young – Director. Ever see the movie Catch Me If You Can? As a teenager, for three years John Young and his expert telecommunications systems mentor, the late D.F. Rooney, successfully hacked the AT&T network—until the FBI scared him straight into a 40-year cybersecurity career. The former network director of McDonnell Douglas’s $41 billion C-17 program, John later retired after decades at IBM and then became one of only 11 cybersecurity experts worldwide to earn all nine ISC2 certifications. Named to the board of directors at QeM in June 2024.

Marc Rousseau – Chief Financial Officer. Mr. Rousseau is the President of LVR Capital Inc. He began his professional career with Crédit Ford of Canada, where he acted as Director of Operations. In 2001, he joined the Business Development Bank of Canada as a Senior Business Development Manager, a position he held until LVR Capital was founded in September 2005. LVR is a consultation investment bank providing direct counsel to firms in their financing needs, mostly for debt financing. Since 2005, it has been instrumental in providing close to $200M to numerous companies, as well as being responsible for the restructuring and turnaround of several firms. At the same time, he pursued a military career from 1981 to 2004 as an infantry officer with the Canadian Forces. He commanded the Mount Royal Fusilliers Regiment from 1996 to 1999 and served in Bosnia as a Plans and Policy Team Leader at NATO Headquarters in Sarajevo. Mr. Rousseau has been a director of the National Film Board of Canada and of Iscope Corporation and has chaired the board of the Quebec Society for Disabled Children. He serves on the advising committee of Pilote Groupe Conseil and of RealByFake, and counsels other firms on their financial strategies. He is the President of La Fondation Les Fusiliers Mont-Royal and a member of Corporate Connections. He holds a Bachelor of Arts, Economics, from Concordia University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To the Company’s knowledge, no director or executive officer of the Company is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company that:

(a)was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days while that person was acting in that capacity, or

(b)was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after that person cease to act in such capacity but which resulted from an event that occurred while that person was acting in such capacity

Bankruptcies

To the Company’s knowledge, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, at the date of this AIF, or has been, within 10 years before the date of the AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the Company’s knowledge, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Corporation has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

Furthermore, to the knowledge of the Company, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision

Conflicts of Interest

There may from time to time be potential conflicts of interest to which some of the directors or officers of the Company will be subject in connection with the operations of the Company. Some of the individuals who are directors or officers of the Company are also directors and/or officers of other reporting and non-reporting issuers. Conflicts, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms, unless otherwise permitted by applicable laws. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

AUDIT COMMITTEE DISCLOSURE

Audit Committee

The Audit Committee is composed of three members: David Wayne Teeple, Francis Bellido and Tullio Panarello. Each member is currently a director of the Corporation. All members of the Audit Committee are financially literate. within the meaning of Regulation 52-110 respecting Audit Committees (“Regulation 52-110”). Francis Bellido, Chief Executive Officer of the Company, and Wayne Teeple, are not independent. The Company has identified an additional independent director who is expected to be appointed to the Board and the Audit Committee in April 2026, in replacement of a current member of the Audit Committee, which is expected to result in a majority of the Audit Committee members being independent.

The Board has adopted a written charter for the Audit Committee which sets out the Audit Committee’s role of providing oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

Relevant Education and Experience

Please refer to the biographies reported under “Directors and Officers – Name, Occupation and Security Holdings” in this AIF.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on exemptions in section 2.4 of Regulation 52-110 in relation to De Minimis Non-Audit Services, or an exemption from Regulation 52-110, in whole or in part, granted under Parts 6 and 8 of Regulation 52-110, other than the exemption granted under Section 6.1 of Regulation 52-110, which exempts venture issuers from the requirements of Part 3 (Composition of Audit Committee) and Part 5 (Reporting Obligations).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was there a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee charter of the Company. The full text of the Company’s Audit Committee charter is disclosed in Appendix “A” to this AIF.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

	2025 Fiscal Year ($)	2024 Fiscal Year ($)
Audit fees	95,000	85,000
Audit-related fees (1)	10,000	6,300
Tax fees (2)	20,000	5,000
Other fees	-	-
Total	125,000	96,300

Notes:

(1)	These fees include the fees and disbursements for services reasonably related to the performance of the audit of the Company’s financial statements not reported under “Audit Fees”.
(2)	These fees represent the aggregate fees and disbursements for the service related to tax compliance and tax advice including preparing tax returns for the US-based subsidiary.

PROMOTERS

No person is or has been within the two financial years immediately preceding the date hereof, or during the current financial year, a Promoter of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

There are no actual or pending legal proceedings material to the Company that the Company is or was a party to, or that any of its property is or was the subject of, since the beginning of the Company’s most recently completed financial year. In addition, the Company is not currently aware of any such legal proceedings being contemplated.

Regulatory Actions

During the fiscal year ended December 31, 2025 and as of the date hereof, there have been no penalties or sanctions imposed against the Company (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in the Company.

The Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2025 and as of the date hereof.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Richter S.E.N.C.R.L./L.L.P.

The Company’s register and transfer agent is Computershare Investor Services Inc. at its office located at 650 Boulevard De Maisonneuve Ouest, 7e étage Montréal (Québec) H3A 3T2.

MATERIAL CONTRACTS

Except as mentioned below and in the Company’s audited annual consolidated financial statements and related management’s discussion and analysis for its most recently completed financial year, and other than contracts entered into in the ordinary course of business, the Company has not entered into any material contract since the beginning of the last financial year ended December 31, 2025 or entered into prior to such date, but which are still in effect, and which are required to be filed under NI 51-102.

On February 27, 2026, the Company entered into an agreement to acquire key technology assets through the acquisition of 100% of the issued and outstanding shares of SKV, a California-based cybersecurity company. The assets include the SecureKey™ platform developed and commercialized by Jet Lab Technologies Inc. and held by SKV. In consideration, QeM will make milestone-based earn-out payments of up to C$7,000,000, payable at QeM’s election in cash, Common Shares, or a combination thereof. QeM will also pay royalties of up to $15,000,000, subject to specified sales thresholds, on products incorporating the SecureKey™ technology for a term of up to five years. The earn-out payments will be contingent upon the achievement of defined technical and integration milestones centered on the successful realization of the combined Sentry-Q + SecureKey™ full-stack quantum-resilient security architecture.

INTEREST OF EXPERTS

The Company’s external auditor for the year ended December 31, 2025, was Richter S.E.N.C.R.L. /L.L.P. which has advised the Company that it is independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Quebec.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Company and securities authorized for issuance under equity compensation plans, may be found in the Company’s Management Information Circular, which is also available on the Company’s profile on SEDAR+ at www.sedarplus.ca.

Additional financial information is provided in the Company’s audited annual consolidated financial statements and the management’s discussion and analysis for its most recently completed financial year.

APPENDIX “A”

Quantum eMotion Corp.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

The following charter is adopted in compliance with Regulation 52-110 respecting Audit Committees (“52-110”).

1.	COMPOSITION

The Committee shall be comprised of at least three directors as determined by the Board. The majority of the members of the Committee shall be independent, within the meaning of 52-110.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee shall be financially literate.

For the purposes of this charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.

The appointment of members to the Committee shall take place annually at the first meeting of the Board after a meeting of shareholders at which directors are elected. If the appointment of members of the Committee is not so made, the directors who are then serving as members of the Committee shall continue to serve as members until their successors are validly appointed. The Board may appoint a member to fill a vacancy that occurs in the Committee between annual elections of directors.

Unless a chairman is appointed by the Board, the members of the Committee may designate a chairman by a majority vote of all Committee members.

2.	MEETINGS AND PROCEDURES

The Committee shall meet at least annually, or more frequently if required.

At all meetings of the Committee, every item brought to resolution shall be decided by a majority of the votes cast. In the case of an equality of votes, the chairman shall not be entitled to a second vote.

Quorum for meetings of the Committee shall be a majority of its members and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing meetings of the Board.

The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Committee.

Each member (including the chairman of the Committee) is entitled to one vote in Committee proceedings.

The Committee may meet separately with senior management and may request that any member of the Corporation’s senior management or the Corporation’s outside counsel or independent auditors to attend meetings of the Committee or other meetings with any members of, or advisors to, the Committee.

Furthermore, the Committee has the authority to hire the services of outside advisors, from time to time, when it is necessary to do so for carrying out its mandate.

The Committee shall, at the meeting of the Board following its own meeting, report to the directors on its work, activities and recommendations.

3.	DUTIES AND RESPONSIBILITIES

The following are the general duties and responsibilities of the Committee:

3.1	Financial Statements and Disclosure Matters
3.1.1

Review the Corporation’s financial statements, management’s discussion and analysis and any press releases regarding annual and interim (as required by the Board) profit or loss, before the Corporation publicly discloses such information;

3.2	Independent Auditors
3.2.1	recommend to the Board the selection and, where applicable, the replacement of the independent auditors to be appointed annually as well the compensation of such independent auditors;
3.2.2

determine that the independent auditors appointed are a Public Accounting Firm that has entered into a Participation Agreement as such terms are defined in Regulation 52-108 respecting Auditor Oversight and that at the time of their report on the annual financial statements of the Corporation, they are in compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board;

3.2.3	oversee the work and review annually the performance and independence of the independent auditors;
3.2.4	on an annual basis, review and discuss with the independent auditors all significant relationships they may have with the Corporation that may impact their objectivity and independence;
3.2.5	consult with the independent auditors about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements;
3.2.6	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Corporation;
3.2.7	review the audit plan for the year-end financial statements and intended template for such statements;
3.2.8

review and pre-approve all audit and audit-related services and the fees and other compensations related thereto, as well as any non-audit services provided by the independent auditors to the Corporation or its subsidiary entities. The pre-approval requirement is satisfied with respect to the provision of non-audit services if:

3.2.8.1

the aggregate amount of all such non-audit services provided to the Corporation constitutes no more than 10% of the total amount of fees paid by the Corporation and its subsidiary entities to its independent auditors during the fiscal year in which the non-audit services are provided;

3.2.8.2	such services were not recognized by the Corporation or its subsidiary entities as non-audited services at the time of the engagement; and
3.2.8.3

such services are promptly brought to the attention of the Committee by the Corporation and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3.2.9	The Committee may delegate to one or more independent members of the Committee the aforementioned authority to pre-approve non-audited services, provided the pre-approval of the non-audit services is presented to the Committee at its first scheduled meeting following such approval.

3.3Financial Reporting Processes

3.3.1	review with management, in consultation with the independent auditors, the integrity of the Corporation’s financial reporting process, both internal and external;
3.3.2	consider the independent auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting;
3.3.3	consider and report to the Board changes to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditors and management;
3.3.4	review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements;
3.3.5	review, with the independent auditors and management, the extent to which changes and improvements in financial or accounting practices have been implemented;
3.3.6

establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters and the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters.

3.4	Risk Management
3.4.1	oversee the identification, prioritisation and management of the risks faced by the Corporation;
3.4.2	direct the facilitation of risk assessments and measurement to determine the material risks to which the Corporation may be exposed and to evaluate the strategy for managing those risks;
3.4.3	monitor the changes in the internal and external environment and the emergence of new risks;
3.4.4	review the adequacy of insurance coverage;
3.4.5	monitor the procedures to deal with and review disclosure of information to third parties insofar as these disclosure represent a risk for the Corporation.